EXHIBIT 99.1

Standard Lithium Appoints Karen G. Narwold to the Board of Directors

VANCOUVER, British Columbia, March 19, 2025 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI), a leading near-commercial lithium company, is pleased to announce the appointment of Karen G. Narwold, NACD.DC as an independent member of its board of directors.

Robert Cross, Non-Executive Chairman of the Board of Directors, commented, “The Standard Lithium Board is excited to welcome Karen as an independent director. Karen brings over 30 years of executive leadership experience within the manufacturing and chemicals space, including most recently as Chief Administrative Officer, General Counsel and Corporate Secretary at Albemarle Corporation. Her significant experience in legal, governance, regulatory and government affairs and operational matters will be invaluable as Standard Lithium seeks to develop its world class projects across the Smackover.”

“Karen is an accomplished senior executive with an impressive breadth of experience that will be a significant addition to Standard’s board,” said David Park, Chief Executive Officer and Director of Standard Lithium. “Her leadership at Albemarle was critical as they transformed into a global leader in lithium production, and we expect her experience will be crucial as Standard Lithium seeks to do the same.”

Ms. Narwold brings over 30 years of experience leading legal, compliance, external affairs, governance, human resources and corporate development functions for multinational companies. Prior to her service at Albemarle, from which she retired in 2023, Ms. Narwold served as Vice President and Strategic Counsel of Barzel Industries, and as Vice President, General Counsel, Human Resources and Corporate Secretary for GrafTech International. Ms. Narwold currently serves on the Board of Directors for Ingevity Corporation, where she is a member of the Audit Committee and the Chair of the Sustainability & Safety Committee.

Ms. Narwold is NACD Directorship Certified® and holds a Bachelor of Arts in political science from the University of Connecticut and a Juris Doctor from the University of Connecticut School of Law.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange (the “TSXV”) and the NYSE American under the symbol “SLI”. For more information on Standard Lithium, please visit the Company’s website at www.standardlithium.com.

Investor and Media Inquiries

Chris Lang
Standard Lithium Ltd.
+1 604 409 8154
investors@standardlithium.com

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